Exhibit 99.1

Eco Wave Power Prepares for First-Ever U.S. Installation as LA Wave Energy

Project Gains Momentum

Los Angeles, US – June 12, 2025 –– Eco Wave Power Global AB (publ) (Nasdaq U.S.: WAVE), a leading onshore wave energy technology company, is pleased to announce a significant milestone in the development of its first U.S. pilot project, located at the Port of Los Angeles.

Amid rapid and meaningful progress, Inna Braverman, Founder and CEO of Eco Wave Power, and Ran Atias, VP of Engineering, conducted a site visit to All-Ways Metal, a woman-owned metal fabrication company based in California and the official manufacturing partner for Eco Wave Power’s U.S. pilot.

During the visit, the team confirmed the production of three of the Eco Wave Power floaters, which will next enter the painting, and full assembly phase in preparation for installation.

Eco Wave Power also confirmed that all floaters for the Port of LA pilot are expected to be completed by the end of June 2025, keeping the project on track and on schedule, with installation intended to take place in July 2025.

The visit marks a strong step forward in Eco Wave Power’s commitment to local sourcing, high-quality manufacturing, and U.S. job creation.

“Seeing the floaters take shape here in California is incredibly exciting,” said Inna Braverman, CEO of Eco Wave Power. “This is not just a milestone for our technology—it’s a powerful statement about what happens when international innovation meets strong local partnerships. The floaters taking shape here in California are not just steel and bolts—they’re the physical proof that wave energy is moving from concept to reality on American shores.”

In parallel to the production site visit, representatives from Eco Wave Power and the Port of Los Angeles held a joint visit to the installation site. There, the parties reviewed the detailed deployment plan and agreed on the final installation strategy, with deployment scheduled to begin in July.

This pilot marks the first-ever onshore wave energy installation in the United States and is expected to serve as a proof-of-concept for scalable, cost-effective wave power integration into U.S. ports and coastal infrastructure.

Hosted by AltaSea at the Port of Los Angeles, a world-class centre for the Blue Economy, the Eco Wave Power pilot will demonstrate the company’s patented technology using floaters attached to pre-existing structures. Motion from the waves will be converted into clean electricity by a land-based conversion unit—offering a disruptive, low-maintenance alternative to offshore systems.

The project is backed by Shell’s Marine Renewable Program and forms a central part of Eco Wave Power’s U.S. market entry strategy.

About All-Ways Metal

All-Ways Metal is a woman-owned California-based manufacturing company with a strong track record of innovation and excellence in metal fabrication. Known for precision, quality, and sustainability, All-Ways Metal is committed to advancing cleantech solutions and supporting green jobs in the U.S. Their partnership with Eco Wave Power highlights a shared vision for a cleaner, locally powered energy future.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy company revolutionizing clean energy with its patented, smart, and cost-efficient technology that converts ocean and sea waves into sustainable electricity.

Dedicated to combating climate change, Eco Wave Power operates the first grid-connected wave energy project in Israel, co-funded by EDF Renewables IL and the Israeli Energy Ministry, which recognized the technology as a “Pioneering Technology.”

Expanding globally, Eco Wave Power is preparing to install projects at the Port of Los Angeles, Taiwan, and Portugal, adding to its impressive project pipeline totalling 404.7 MW.

The company has received support from prestigious institutions such as the European Union Regional Development Fund, Innovate UK, and the Horizon 2020 program, and was honoured with the United Nations’ Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market. Learn more at www.ecowavepower.com

Information on, or accessible through, the websites mentioned above does not form part of this press release.

For more information, please contact the company at: info@ecowavepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses: the expectation that all of the floaters for the Port of LA pilot are expected to be completed by the end of June; and the expectation that installation will take place in July.These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on March 3, 2025, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.